Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant To Announce ModelWare Version 5.1 During SEMICON West Trade Show

VANCOUVER, CANADA — JULY 6, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today reported that it will announce its latest version of ModelWare, Triant’s advanced fault detection solution, during SEMICON West, which will be held the week of July 12, 2004.

ModelWare version 5.1 introduces the concept of dynamic models that automatically compensates for maintenance-induced shifts in equipment operation. In addition, version 5.1 reduces the number of fault detection models required by sharing models among tools and recipes. This simplifies the number and maintenance of fault detection models, thereby significantly reducing the cost of ownership of ModelWare. This new release of ModelWare is even easier to use with additional features that includes multi-lot overlay plots, drill-down reports, and comprehensive alarm reports. Version 5.1 is also easier to manage, integrate, and scale and makes significant use of database and middleware technologies.

Triant will also be hosting a hospitality suite from July 12th to 14th in downtown San Francisco to coincide with the annual SEMICON West trade show (call Triant’s head office at 604.697.5090 ext 147 to set-up an appointment). SEMICON West is the premier trade show for the semiconductor, MEMS and flat panel display industries, with more than 1,500 companies participating. For more information visit www.semi.org/semiconwest

In addition, Francis St. Pierre, Triant’s vice president of worldwide sales and marketing has been invited to participate in the Fab Managers Forum event, which is being held in conjunction with SEMICON West, on Tuesday July 13, from 9:00am to 3:30pm in the Moscone Center. The theme of this year’s event is “Maximizing Profitability by Optimizing Productivity”. One of the major goals of the Forum is to share best-known practices leading to peer-to-peer dialogue on the subjects of advanced process control (APC) and maximizing capital equipment efficiency. For more information visit www.semi.org/semiconwest/fmf

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.